Filed Pursuant to Rule 424(b)(3)

Registration No. 333-182939

PROSPECTUS SUPPLEMENT NO. 5

JUHL WIND, INC.

2,393,000 Shares

Common Stock

This Prospectus Supplement No. 5 supplements and amends our Prospectus dated October 9, 2012.  This Prospectus Supplement No. 5 includes our attached Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 as filed with the Securities and Exchange Commission on November 14, 2013.

This Prospectus Supplement No. 5 should be read in conjunction with the Prospectus.

Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement No. 5 modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement No. 5.

__________

The date of this Prospectus Supplement No. 5 is November 18, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒ QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the quarterly period ended: September 30, 2013

OR

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

Commission file number: 333-141010

JUHL ENERGY, INC.

(Name of small business issuer in its charter)

Delaware	20-4947667
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

1502 17th Street SE
Pipestone, Minnesota	56164
(Address of principal executive offices)	(Zip code)

Issuer's telephone number: (507) 777- 4310

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Common Stock:  23,924,789 shares outstanding as of November 7, 2013.

PART I - FINANCIAL INFORMATION

Item 1. UNAUDITED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements of Juhl Energy, Inc. (“Juhl Energy” or the “Company”) have been prepared in accordance with generally accepted accounting principles in the United States for interim financial reporting and pursuant to the rules and regulations of the Securities and Exchange Commission (“Commission” or “SEC”). While these statements reflect all normal recurring adjustments which are, in the opinion of management, necessary in order to make the consolidated financial statements not misleading and for fair presentation of the results of the interim period, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the financial statements and footnotes thereto, for the fiscal year ended December 31, 2012, previously filed with the Commission, which are included in the Annual Report on Form 10-K/A filed on April 4, 2013.

JUHL ENERGY, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 2013 AND DECEMBER 31, 2012

	SEPTEMBER 30, 2013	DECEMBER 31, 2012
	(unaudited)
ASSETS

CURRENT ASSETS
Cash	$869,695	$2,031,039
Restricted cash	634,602	412,665
Short-term investments and accrued interest receivable	-	320,950
Short-term investments - restricted	317,531	316,891
Accounts receivable, net of allowance for doubtful accounts	1,836,151	1,305,317
Work-in-progress	679,885	527,300
Inventory	96,387	281,521
Other current assets	518,367	335,187
Total current assets	4,952,618	5,530,870

PROPERTY AND EQUIPMENT, Net	23,979,018	24,820,575

OTHER ASSETS	2,236,665	2,595,673

TOTAL ASSETS	$31,168,301	$32,947,118

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$1,067,146	$579,300
Accrued liabilities	1,287,299	908,072
Payable to former owners of acquired company	-	985,872
Deferred revenue - license arrangement and other	317,408	317,408
Current portion of notes payable	1,009,369	234,807
Current deferred income taxes	-	11,000
Derivative liabilities- interest rate swap	208,054	225,109
Current portion of nonrecourse debt	813,320	784,606
Total current liabilities	4,702,596	4,046,174

LONG-TERM LIABILITIES
Nonrecourse debt, net of current portion	9,377,292	9,866,504
Notes payable, net of current portion	3,057,882	2,998,668
Derivative liabilities- interest rate swap	424,230	898,400
Deferred revenue - license arrangement and 1603 Grant, net of current portion	1,990,224	2,070,128
Deferred revenue - power purchase contract	4,000,018	3,881,870
Deferred income taxes	42,000	31,000
Total long-term liabilities	18,891,646	19,746,570

REDEEMABLE PREFERRED MEMBERSHIP INTERESTS	2,518,450	2,518,450

CUMULATIVE PREFERRED STOCK OF SUBSIDIARY	1,530,000	180,000

STOCKHOLDERS' EQUITY
Controlling interest in equity:
Preferred Stock, 20,000,000 shares authorized
Series A convertible preferred stock - $.0001 par value, 4,820,000 issued and outstanding as of September 30, 2013 and December 31, 2012 (liquidation preference of $5,883,000 at September 30, 2013 and December 31, 2012)	2,527,731	2,527,731
Series B convertible preferred stock - $.0001 par value, 5,966,792 issued and outstanding at September 30, 2013 and December 31, 2012	11,392,403	11,392,403
Common Stock - $.0001 par value; 100,000,000 shares authorized, 23,893,428 and 23,155,146 issued and 23,703,824 and 22,965,542 outstanding September 30, 2013 and December 31, 2012, respectively	2,389	2,316
Additional paid-in capital	9,373,915	9,341,235
Treasury stock, 189,604 shares held by the Company at September 30, 2013 and December 31, 2012	(218,965)	(218,965)
Accumulated deficit	(21,297,970)	(18,045,854)
Total equity attributable to Juhl Energy, Inc.	1,779,503	4,998,866
Noncontrolling interest in equity	1,746,106	1,457,058
Total stockholders' equity	3,525,609	6,455,924

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$31,168,301	$32,947,118

The accompanying notes are an integral part of these consolidated statements.

The following table presents information on assets and liabilities related to a VIE that is consolidated by the Company at September 30, 2013 and December 31, 2012. The difference between total VIE assets and liabilities represents the Company's interests in those entities, which were eliminated in consolidation.

	SEPMTEBER 30, 2013	DECEMBER 31, 2012
	(unaudited)
Cash	$68,591	$44,970
Restricted Cash	552,570	330,633
Accounts receivable and other current assets	266,271	231,423
Property and equipment, net	15,170,686	15,669,942
All other assets	750,000	700,000
Total assets	$16,808,118	$16,976,968

Accounts payable and accrued expenses	$590,010	$424,270
Derivative liabilities	632,284	1,123,509
Deferred revenue- power purchase contract	26,343	16,622
Nonrecourse debt	9,429,773	9,681,758
Total liabilities	$10,678,410	$11,246,159

The assets of the consolidated VIEs are used to settle the liabilities of those entities. Liabilities are nonrecourse to the general credit of the Company.

The accompanying notes are an integral part of these consolidated statements.

JUHL ENERGY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

	2013		2012
	(unaudited)		(unaudited)

REVENUE	$3,204,328	100.0%	$2,264,147	100.0%

COST OF GOODS SOLD	2,773,623	86.6	1,503,457	66.4

GROSS PROFIT	430,706	13.4	760,690	33.6

OPERATING EXPENSES
General and administrative expenses	648,040	20.2	597,975	26.4
Payroll and employee benefits	700,936	22.0	488,847	21.6
Wind farm management expenses	50,894	1.6	63,707	2.8
Total operating expenses	1,399,869	43.8	1,150,529	50.8

OPERATING INCOME (LOSS)	(969,164)	(30.4)	(389,839)	(17.2)

OTHER INCOME (EXPENSE)
Interest income	423	0.0	9,481	0.4
Interest expense	(209,424)	(6.4)	(234,055)	(10.3)
Gain (Loss) on fair value of interest rate swap	(25,666)	(0.7)	(83,165)	(3.7)
Other income	5,000	0.2	46,821	2.1
Total other income (expense), net	(229,667)	(6.9)	(260,918)	(11.5)

INCOME (LOSS) BEFORE INCOME TAXES	(1,198,831)	(37.3)	(650,757)	28.7

INCOME TAX EXPENSE	-	0.0	-	0.0

NET INCOME (LOSS)	(1,198,831)	(37.3)	(650,757)	28.7

LESS NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTEREST	(32,721)	0.9	(38,935)	1.7

NET INCOME (LOSS) ATTRIBUTABLE TO JUHL ENERGY, INC.	$(1,166,110)	(36.4)%	$(611,822)	(27.0)%

PREFERRED DIVIDENDS	124,337		110,692

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(1,290,447)		$(722,514)

WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC & DILUTED	23,700,680		22,724,488

NET INCOME (LOSS) PER SHARE BASIC & DILUTED	$(0.05)		$(0.03)

The accompanying notes are an integral part of these consolidated statements.

JUHL ENERGY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

	2013		2012
	(unaudited)		(unaudited)

REVENUE	$8,670,985	100.0%	$5,349,124	100.0%

COST OF GOODS SOLD	7,044,596	81.3	3,280,550	61.3

GROSS PROFIT	1,626,389	18.7	2,068,574	38.7

OPERATING EXPENSES
General and administrative expenses	1,932,356	22.3	1,821,078	34.0
Payroll and employee benefits	1,998,249	23.1	1,487,873	27.8
Wind farm administration expenses	263,918	3.0	287,828	5.4
Total operating expenses	4,194,523	48.4	3,596,779	67.2

OPERATING INCOME (LOSS)	(2,568,134)	(29.7)	(1,528,205)	(28.5)

OTHER INCOME (EXPENSE)
Interest and dividend income	2,793	0.0	34,388	0.6
Interest expense	(624,510)	(7.2)	(720,794)	(13.5)
Gain (Loss) on fair value of interest rate swap	491,225	5.7	(269,837)	(5.0)
Other Income	-	0.0	46,821	0.9
Total other expense, net	(125,491)	(1.5)	(909,422)	(17.0)

INCOME (LOSS) BEFORE INCOME TAXES	(2,698,626)	(31.1)	(2,437,627)	(45.5)

INCOME TAX BENEFIT (EXPENSE)	-	0.0	267,000	5.0

NET INCOME (LOSS)	(2,698,626)	(31.0)	(2,170,627)	(40.5)

LESS NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	289,948	3.3	1,779	0.0

NET INCOME (LOSS) ATTRIBUABLE TO JUHL ENERGY, INC.	$(2,988,574)	(34.4)%	$(2,172,406)	(40.5)%

PREFERRED DIVIDENDS	204,957		293,484

NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(3,193,531)		$(2,465,890)

WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC AND DILUTED	23,430,073		22,311,039

NET INCOME (LOSS) PER SHARE - BASIC AND DILUTED	$(0.14)		$(0.11)

The accompanying notes are an integral part of these consolidated statements.

JUHL ENERGY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

	Common Stock		Convertible Preferred Stock Series A		Convertible Preferred Stock Series B		Additional Paid-In	Treasury	Accumulated	Total Stockholders' Equity-	Non-Controlling	Total Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Stock	Deficit	Juhl Energy	Interest	Equity

BALANCE -December 31, 2012	23,155,146	$2,316	4,820,000	$2,527,731	5,966,792	$11,392,403	$9,341,235	$(218,965)	$(18,045,854)	$4,998,866	$1,457,058	$6,455,924

Net income (loss)									(2,988,574)	(2,988,574)	289,948	(2,698,626)

Stock-based compensation							32,753			32,753		32,753

Series A preferred stock dividend paid in common stock	738,282	73		(292,413)			292,340					-

Series A Preferred dividends				292,413			(292,413)					-

Dividends on subsidiary preferred stock paid in cash									(36,881)	(36,881)		(36,881)

Dividends paid on preferred membership interests in wind farms and other distributions									(226,661)	(226,661)	(900)	(227,561)

BALANCE -September 30, 2013 (unaudited)	23,893,428	$2,389	4,820,000	$2,527,731	5,966,792	$11,392,403	$9,373,915	$(218,965)	$(21,297,970)	$1,779,503	$1,746,106	$3,525,609

The accompanying notes are an integral part of these consolidated statements.

JUHL ENERGY, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

	2013	2012
	(unaudited)	(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(2,698,626)	$(2,170,627)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,198,778	1,072,294
Impairment of inventory	172,200	-
Stock-based compensation	32,753	148,189
Increase in allowance for doubtful accounts	5,680	20,000
Gain (loss) on fair value of interest rate swap	(375,034)	269,837
Change in operating assets and liabilities, net of effects from acquisitions:
Derivative instruments - interest rate swap	(116,191)	-
Accounts receivable	(536,514)	1,713,341
Work-in-progress	(152,585)	(139,468)
Inventory	12,934	10,654
Other current assets	99,015	(78,013)
Interest receivable on short term investments	-	-
Accounts payable	487,846	(1,448,239)
Promissory notes payable	115,873	135,407
Accrued expenses	129,227	(326,410)
Income taxes payable	-	(90,000)
Deferred income taxes	-	(267,000)
Deferred revenue	80,648	192,810
Other	75,000	(55,411)
Net cash provided by (used in) operating activities	(1,468,996)	(1,012,636)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from short-term investments	320,310	-
Payable to former owners of acquired company	(735,872)	-
Proceeds from cash grant	-	6,284,476
Cash paid for business acquisition, net of cash acquired	-	(1,000,000)
Payments for project development costs, net of reimbursements	(67,667)	(63,324)
Payments for property and equipment	(134,295)	(173,231)
Net cash provided by (used in) investing activities	(617,524)	5,047,921

CASH FLOWS FROM FINANCING ACTIVITIES
Change in restricted cash	(221,937)	(332,274)
Escrow deposits related to long-term debt	(195,850)	(119,920)
Cash dividends paid	(264,442)	(264,596)
Proceeds from sale of preferred stock of subsidiary	1,350,000	-
Proceeds from notes payable	769,125	-
Principal payments on bank notes payable	(511,720)	(3,157,189)
Payments of accounts payable and promissory notes payable related to property and equipment	-	(3,592,773)
Net cash provided by (used in) financing activities	925,176	(7,466,752)

NET INCREASE (DECREASE) IN CASH	(1,161,344)	(3,431,467)

CASH BEGINNING OF THE PERIOD	2,031,039	5,251,148

CASH END OF THE PERIOD	$869,695	$1,819,681

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Interest	$362,826	$310,507

NONCASH INVESTING AND FINANCING ACTIVITIES
Series A preferred stock dividend	$292,413	$293,484
Series A dividend payment in common stock	$(292,413)	$(293,484)
Issuance of common stock for equity line commitment	$-	$244,399

 The accompanying notes are an integral part of these consolidated statements.

JUHL ENERGY, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

1.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the unaudited condensed consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. The Company uses estimates and assumptions in accounting for the following significant matters, among others: revenue recognition; realizability of accounts receivable; determination of the primary beneficiary of a variable interest entity; the assumptions used in the impairment analysis of long-lived assets and goodwill; valuation of deferred tax assets, deferred power purchase contract revenue, stock-based compensation and warrants, asset retirement obligations, derivative instruments and other contingencies. It is at least reasonably possible that these estimates will change in the future. Actual amounts may differ from these estimates, and such differences may be material to the unaudited condensed consolidated financial statements. The Company periodically reviews estimates and assumptions, and the effects of any such revisions are reflected in the period in which the revision is made.

BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated interim financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission.  Certain information and footnote disclosures normally included in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted as permitted by such rules and regulations.  These unaudited condensed consolidated financial statements and related notes should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Form 10-K for the year ended December 31, 2012 which was filed with the Securities and Exchange Commission as amended on April 4, 2013.

In the opinion of management, the unaudited condensed consolidated interim financial statements reflect all adjustments considered necessary for fair presentation.  The adjustments made to these statements consist only of normal recurring adjustments.  The results reported in these condensed consolidated interim financial statements should not be regarded as necessarily indicative of results that may be expected for the year ended December 31, 2013.

Effective January 2, 2013, Juhl Wind, Inc. changed its corporate name to Juhl Energy, Inc.

Juhl Energy, Inc. (“Juhl Energy” or “the Company”) conducts business under seven subsidiaries, Juhl Energy Services, Inc. (“JES”), Juhl Energy Development, Inc. (“JEDI”), Juhl Renewable Assets, Inc. (“JRA”), Next Generation Power Systems, Inc. (“NextGen”), Juhl Renewable Energy Systems, Inc. (“JRES”), Power Engineers Collaborative, LLC (“PEC”), Juhl Tower Services, Inc. (“JTS”) and ownership and operational duties over the following three operating wind farms--Woodstock Hills LLC (“Woodstock Hills”), Winona County Wind (“Winona”) and Valley View Transmission, LLC (“Valley View”). All intercompany balances and transactions are eliminated in consolidation. The Company is also involved in a Joint Venture agreement as a part of their normal business, which is currently immaterial to the consolidated financial statements.

Juhl Energy is an established leader in the renewable energy industry with a focus on community-based wind power development and ownership of clean energy assets throughout the United States and Canada. In addition, the company provides engineering consulting services to the power and building systems industries and a full range of operations, asset management, and maintenance services to wind farms.

Generally accepted accounting principles require certain variable interest entities (“VIE”) to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have sufficient powers, obligations, or rights or if the entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties.

All significant intercompany investments, balances, and transactions have been eliminated.

JUHL ENERGY, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

GOODWILL AND OTHER INTANGIBLE ASSETS

The Company accounts for goodwill and intangible assets in accordance with the accounting guidance which requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value.

Goodwill includes the excess of the purchase price over the fair value of net assets acquired in a business combination. The Codification requires that goodwill be tested for impairment at the reporting unit level. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgment is required to estimate the fair value of reporting units which includes estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment.

The Company reviews reporting units for possible goodwill impairment by comparing the fair values of each of the reporting units to the carrying value of their respective net assets. If the fair values exceed the carrying values of the net assets, no goodwill impairment is deemed to exist. If the fair values of the reporting units do not exceed the carrying values of the net assets, goodwill is tested for impairment and written down to its implied value if it is determined to be impaired. No impairment was recorded for the nine months ended September 30, 2013 or 2012.

Amortization expense, including amounts for deferred loan costs, for the nine month periods ended September 30, 2013 and 2012 was approximately $265,000 and $147,000, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of cash, accounts receivable, and accounts payable, and other working capital items approximate fair value at September 30, 2013 and December 31, 2012 due to the short maturity nature of these instruments. The carrying value of restricted cash and short-term investments approximate their fair value based on quoted market prices. The Company believes the carrying value of the interest rate swap approximates fair value based on widely accepted valuation techniques including discounted cash flow analysis which includes observable market-based inputs. The Company believes the carrying amount of the long-term debt unrelated to the interest rate swap approximates the fair value due to a significant portion of total indebtedness contains variable interest rates and these rates are market interest rates for these borrowings.

2.              CONCENTRATIONS, RISKS AND UNCERTAINTIES

The Company derived approximately 52% and 63% of its revenue for the nine months ended September 30, 2013 and 2012, respectively, from three customers primarily as a result of the electricity sales and consulting services. At September 30, 2013 and December 31, 2012, 65% and 48% of the Company's accounts receivable were due from four and three customers, respectively.

The wind farm development and construction aspects of our business model are cyclical in nature and revenues therefrom are subject to business conditions relating to factors such as project timing, financing and legislated energy policy. As a result, the Company is working to stabilize its operations and provide numerous revenue and profit streams to offset or minimize the fluctuations in our wind farm development and construction operating activities.

During 2012 and 2013, the Company incurred losses from operations and experienced negative cash flows from operating activities. This is primarily attributable to the highly cyclical nature of the wind farm development and construction aspects of our business model, which is subject to risks and uncertainties surrounding project timing, financing and legislated energy policy. The Company has worked to stabilize its operations by diversifying its business model with recurring revenue and profit streams in order to offset or minimize the fluctuations in our wind farm development and construction operating activities. Based upon current operating levels and obligations, the Company plans to achieve profitability improvement in the Company’s engineering consulting and asset ownership business segments that were added or expanded since October 2011, and has launched efforts in 2013 to provide recurring revenue streams from tower maintenance contract services. In addition, the Company augmented its current working capital through a private sale of 1,350,000 shares of Series A preferred stock of its subsidiary, Juhl Renewable Assets, of approximately $1.4 million in order to replenish a portion of the approximate $2.4 million of cash funds that were previously invested into three wind farm projects from internal operations. We believe that funds generated from existing contractual agreements, the preferred stock sales, together with existing cash resources and expense management, will be sufficient to finance our operations and planned capital expenditures and sustain operations for the next twelve months.

JUHL ENERGY, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

3.              PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	September 30, 2013	December 31, 2012 *
Land and improvements	$82,958	$82,958
Building and improvements	292,690	292,690
Equipment, including vehicles	746,605	502,908
Turbines and improvements	25,667,243	25,667,243
Construction in process	11,305	120,707
Subtotal	26,800,801	26,666,506
Less accumulated depreciation	(2,821,783)	(1,845,931)
Total	$23,979,018	$24,820,575

*Derived from December 31, 2012 audited financial statements

Depreciation expense, including amounts for grant liability amortization, was approximately $933,000 and $922,000 for the nine months ended September 30, 2013 and 2012, respectively.

4.              INCOME TAXES

The following represents the reconciliation of the statutory federal tax rate and the effective tax rate for the nine months ended September 30, 2013 and 2012:

	2013		2012
Statutory tax rate	$(918,000)	34.0%	$(829,000)	34.0%
States taxes, net of federal benefit	(162,000)	6.0	(146,000)	6.0
Nondeductible income/expenses	(202,000)	7.5	116,000	(4.8)
Other, net	(11,000)	0.4	41,000	(1.6)
Increase in valuation allowance	1,293,000	(47.9)	551,000	(22.6)
	$-	-%	$(267,000)	11.0%

JUHL ENERGY, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

5.              NOTES PAYABLE

Notes payable consists of the following:

	September 30, 2013	December 31, 2012 *

Note payable to a turbine supplier, including interest at 6%, payable solely through 95% of net cash flows from a wind project; secured by Company’s first secured rights arising out of its Development and Construction Services Agreement with the underlying project **	$3,029,969	$2,914,095

Note payable to a bank with revolving draw feature; $600,000 maximum loan amount subject to borrowing base consisting of 80% of eligible accounts receivable; interest at the Wall Street Journal prime rate plus 2.25% (5.5% at September 30, 2013); due December 2013, interest payable monthly; collateralized by all assets of PEC; guaranteed by Juhl Energy	370,000	-

Note payable to a bank with revolving draw feature; $500,000 maximum loan amount subject to borrowing base consisting of 80% of eligible accounts receivable; interest at the Wall Street Journal prime rate plus 2.25% (5.5% at September 30, 2013); due June 2014, interest payable monthly; collateralized by all assets of JTS; guaranteed by Juhl Energy	399,125	-

Note payable to bank, interest payable monthly at 4.75%, collateralized by certificates of deposit, due January 2017	268,157	319,380
Total Notes Payable	4,067,251	3,233,475

Less current portion	(1,009,369)	(234,807)
Long-term portion	$3,057,882	$2,998,668

*   Derived from December 31, 2012 audited financial statements

** The note payable has been classified as long-term based on estimated payments from project cash flows. Increases in amounts represent accrued interest.

6.              NONRECOURSE DEBT

Nonrecourse debt obligations consist of the following:

	September 30, 2013	December 31, 2012 *
Note payable to bank, due January 2016, with interest at 5.5%; payable in quarterly installments of $82,031, collateralized by Woodstock Hills assets including turbines and improvements, rights to payment under leases and the power purchase contract.	$760,839	$969,352

Note payable to bank, due in April 2026, payable in semi-annual payments of principal and interest. Interest rate floats at 6-month LIBOR plus 3.25 basis points totaling approximately 3.68% at September 30, 2013 and December 31, 2012, respectively, with 75% of the loan balance subject to an interest rate swap arrangement, which fixes this portion of the debt at approximately 6.96% at both September 30, 2013 and December 31, 2012; collateralized by all Valley View wind farm project assets; see Note 7 for interest rate swap disclosure.	9,429,773	9,681,758
Total nonrecourse debt	10,190,612	10,651,110
Less current portion	(813,320)	(784,606)
Long-term portion	$9,377,292	$9,866,504

*Derived from December 31, 2012 audited financial statements

JUHL ENERGY, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

7.              DERIVATIVE FINANCIAL INSTRUMENT AND FAIR VALUE - INTEREST RATE SWAP

The Company has an interest rate swap agreement with an initial notional amount of $7,700,000 to effectively convert those borrowings under its long-term debt arrangement from a variable interest rate to a fixed interest rate of approximately 6.96% during its 15-year term. The notional amount of the interest rate swap agreement obligation totaled approximately $7,072,000 and $7,261,000 at September 30, 2013 and December 31, 2012, respectively. The fair value of the interest rate swap agreement obligation (Level 2 in the fair value hierarchy) approximated $632,000 and $1,124,000 at September 30, 2013 and December 31, 2012, respectively, and is recorded as a current and long-term liability in the balance sheet. The Company determines the fair value of the interest rate swap by using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of the instrument. The analysis reflects the contractual terms of the swap agreement, including the period to maturity and uses observable market-based inputs and uses the market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments.

The following table provides details regarding the Company's derivative instruments at September 30, 2013:

Instruments	Balance Sheets location	Assets	Liabilities
Interest rate swap	Current liabilities	$-	$208,054
Interest rate swap	Long-term liabilities	-	424,230

The following table provides details regarding the Company's derivative instruments at December 31, 2012:

Instruments	Balance Sheets location	Assets	Liabilities
Interest rate swap	Current liabilities	$-	$225,109
Interest rate swap	Long-term liabilities	-	898,400

The following table provides details regarding the losses from the Company's derivative instruments in the consolidated statements of operations, none of which are designated as effective hedging instruments:

		Nine months ended September 30,
Instrument	Statement of operations location	2013	2012
Interest rate swap	Other income (expense)	$491,225	$(269,837)

JUHL ENERGY, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

8.              BUSINESS SEGMENTS

The Company groups its operations into four business segments:

Project Services (formerly titled wind farm development and management services )	Wind farm development and construction, asset management and turbine and tower maintenance services
Consumer-Owned Renewable Energy products	Sales and distribution of small scale wind and solar products
Clean Energy Asset Ownership and Operations (formerly titled wind farm ownership and operations)	Ownership and operations of consolidated wind farms or other clean energy investments
Engineering Consulting services	Business-to-business engineering consulting services

Segment reporting is intended to give financial statement users a better view of how the Company manages and evaluates its businesses.   The accounting policies for each segment are the same as those described in the summary of significant accounting policies. Segment income or loss does not include any allocation of shared-service costs.  Segment assets are those that are directly used in or identified with segment operations, including cash, accounts receivable, prepaid expenses, inventory, work-in-progress, property and equipment and escrow deposits. Unallocated assets include corporate cash and cash equivalents, short-term investments, deferred tax amounts and other corporate assets.  Inter-segment balances and transactions have been eliminated.

During the year ended December 31, 2012, the Company’s reportable segments were changed as a result of the addition of the Engineering Consulting Services segment together with a re-naming of segments and break-out of corporate overhead for improved presentation.  As such, results and financial position for the nine months ended September 30, 2012 have been included in the new business segment format.

The following tables summarize financial information by segment and provide a reconciliation of segment contribution to operating income:

	For the Nine months Ended September 30,
	2013	2012
Revenue:
Project services	$2,403,045	$1,177,715
Consumer-owned renewable energy products	50,195	82,898
Clean energy asset ownership and operations	2,054,018	2,175,283
Engineering consulting services	4,486,734	2,244,572
Intercompany eliminations	(323,007)	(331,344)
Total Revenue	$8,670,985	$5,349,124

Income (loss) from operations:
Project services	$(1,028,487)	$132,276
Consumer-owned renewable energy products	(322,172)	(179,700)
Clean energy asset ownership and operations	351,367	468,360
Engineering consulting services	148,251	166,912
Corporate and other	(1,717,093)	(2,116,055)
Income (loss) from operations	(2,568,134)	(1,528,207)
Other income (loss), net	(130,492)	(909,422)
Income (loss) before income taxes	$(2,698,626)	$(2,437,629)

	As of September 30, 2013	As of September 30, 2012
Identifiable Assets:
Project services	$1,590,869	$1,702,830
Consumer-owned renewable energy	378,473	439,087
Clean energy asset ownership and operations	25,709,980	26,446,333
Engineering consulting services	1,846,238	1,893,368
Corporate and other	1,642,741	4,256,319
Total assets	$31,168,301	$34,737,937

JUHL ENERGY, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2013

9.              ISSUANCES OF COMMON STOCK IN CONNECTION WITH AN EQUITY LINE

On June 15, 2012, the Company entered into a Purchase Agreement with Lincoln Park Capital Fund, LLC (“LPC”), which provides that, upon the terms and subject to the conditions and limitations set forth therein, LPC is committed to purchase up to an aggregate of $10,000,000 of our shares of common stock over the 30-month term of the Purchase Agreement. The Company must first register under the Securities Act the resale by LPC of any shares to be sold to LPC. In October 2012, the Company’s registration statement went effective with regard to the sale by LPC of any common stock issuable under the Purchase Agreement. Thereafter, over 30 months, and subject to certain terms and conditions in the Purchase Agreement, the Company has the right to direct LPC to make periodic purchases of up to 500,000 shares of our common stock per sale depending on certain conditions as set forth in the Purchase Agreement as often as every two business days up to the aggregate commitment of $10,000,000.

The purchase price of the shares will be based on the market prices of the Company’s common stock immediately prior to the time of sale as computed under the Purchase Agreement. In no event, however, will LPC be obligated to purchase shares of common stock under the Purchase Agreement at a price of less than $.65 per share. The Company may, at any time, and in its sole discretion, terminate the Purchase Agreement without fee, penalty or cost upon notice to LPC. LPC may not assign or transfer its rights and obligations under the Purchase Agreement. There are no trading volume requirements, and the Company will control the timing and amount of any sales of common stock to LPC. As of September 30, 2013, no shares have been issued in conjunction with this arrangement.

10.            BUSINESS ACQUISITIONS

On April 30, 2012, the Company entered into a purchase agreement for the purchase of 100% of the membership equity interests of Power Engineers Collaborative, L.L.C. (“PEC”), which provides engineering services to clients in the energy, industry and building systems markets. Unaudited proforma results of operations for the nine months ended September 30, 2012 as if the Company had acquired majority ownership of PEC on January 1, 2012 are as follows. The proforma results include estimates and assumptions which management believes are reasonable. However, proforma results are not necessarily indicative of the results that would have occurred if the business combination had been in effect on the dates indicated, or which may result in the future.

	September 30, 2013	September 30, 2012
Net revenue	$8,670,985	$7,862,608
Net income (loss) before taxes	$(2,698,626)	$(1,590,884)

11.            CUMULATIVE PREFERRED STOCK OF SUBSDIARY AND REDEEMABLE PREFERRED MEMBERSHIP INTERESTS

During the first nine months of 2013, the Company’s wholly-owned subsidiary, Juhl Renewable Assets, Inc. issued 1,350,000 shares of Cumulative Series A Preferred Stock at a stated price of $1.00 per share. As of December 31, 2012 the Company had previously issued 180,000 shares of Cumulative Series A Preferred Stock at a stated price of $1.00 per share. The subsidiary has designated 30,000,000 shares for this purpose. The Company expects to use the proceeds from the sale of preferred stock for investment in renewable energy projects or investments. Holders of the Preferred stock will be entitled to receive, to the extent of legally available funds, a targeted dividend of 9% per annum, payable quarterly. Dividends for the nine months ended September 30, 2013 were approximately $37,000. The preferred shares carry no voting rights but have a liquidation preference over common stockholders of the subsidiary. The Company has the call protection right whereby it has the right, but not an obligation, to redeem any outstanding shares subject to the provisions in the certificate of designation. The holders of the preferred stock can require the Company to redeem the shares on or before December 31, 2014 subject to the terms of the agreement. The Company has treated the preferred stock as a liability based on the designations and rights offered to preferred stockholders.

Subsequent to September 30, 2013, a holder of redeemable preferred membership interests in the Company's wholly-owned subsidiary, Vallew View Wind Investors, Inc., provided notice that it exercised its option to require the Company to purchase all membership interest held by the holder.  Pursuant to the agreement, this membership interest of approximately $500,000 is to be redeemed by June 1, 2014.  The membership interest carries a 12% dividend rate and all dividends are currently paid.

Item 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and the notes thereto which appear elsewhere in this report. The results shown herein are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve uncertainties. Actual results and the timing of events could differ materially from the forward-looking statements as a result of a number of factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This report contains “forward-looking statements”, which represent our projections, estimates, expectations or beliefs concerning among other things, financial items that relate to management’s future plans or objectives or to our future economic and financial performance.  All statements, other than statements of historical facts, included in this report regarding our expectations, objectives, assumptions, strategy, future operations, financial position, estimated revenue or losses, projected costs, prospects and plans and objectives of management are forward-looking statements.  When used in this report, the words “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “plan” and similar expressions, or their opposites, are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.  Our actual results could differ materially and adversely from those anticipated in such forward-looking statements as a result of a number of factors that may tend to influence the accuracy of the statements, including those set forth in this report.  Important factors that may cause actual results to differ from projections include, but are not limited to, for example:  adverse economic conditions, inability to raise sufficient additional capital to operate our business, delays, cancellations or cost overruns involving the development or construction of our wind farms, the vulnerability of our wind farms or tower services to adverse meteorological and atmospheric conditions, unexpected costs, lower than expected sales and revenues, and operating defects, adverse results of any legal proceedings, the volatility of our operating results and financial condition, inability to attract or retain qualified senior management personnel, expiration of certain governmental tax and economic incentives, and other specific risks that may be referred to in this report.  It is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained or implied in any forward-looking statement.   These forward-looking statements should not be regarded as a representation by the Company or any other person that the events or plans of the Company will be achieved. Stockholders and potential investors should not place undue reliance on these forward-looking statements.  Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements in this report are reasonable, we cannot assure stockholders and potential investors that these plans, intentions or expectations will be achieved.

All forward-looking statements speak only as of the date of this report. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

Information regarding market and industry statistics contained in this report is included based on information available to us that we believe is accurate.  It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis.  Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services.

DEFINITIONS

“We,” “Our,” “us” and similar expressions refer to the Company and its subsidiaries as the context requires:
Juhl Energy or the Company	Juhl Energy, Inc., a Delaware corporation (formerly known as Juhl Wind, Inc. name change effective January 2, 2013) and MH & SC Incorporated (change effective June 20, 2008)
Juhl Energy Development	Juhl Energy Development, Inc., a Minnesota corporation
Juhl Energy Services

Juhl Energy Services, Inc.,

a Minnesota corporation (formerly known as DanMar and Associates, Inc.)

Juhl Energy Development and July Energy Services are referred to separately prior to our share exchange transaction on June 24, 2008, in which Juhl Energy Development and Juhl Energy Services became wholly-owned subsidiaries and Juhl Energy (formerly known as Juhl Wind) became successor to the business of Juhl Energy Development and Juhl Energy Services, after giving effect to the share exchange transaction

NextGen	Next Generation Power Systems, Inc., a South Dakota corporation , which we acquired on October 31, 2008 and which is now our wholly-owned subsidiary
Juhl Renewable Assets	Juhl Renewable Assets, Inc., a Delaware corporation (formerly known as Juhl Wind Asset Investment, Inc. and Juhl Wind Project Lending, Inc.), our wholly-owned subsidiary formed on May 19, 2010
Juhl Renewable Energy Systems	Juhl Renewable Energy Systems, Inc., a Delaware corporation, our wholly-owned subsidiary formed on February 2, 2012
Juhl Tower Services	Juhl Tower Services, Inc. a Delaware corporation, a wholly-owned subsidiary of Juhl Energy Services formed on February 8, 2013
Valley View	Valley View Transmission, LLC, a Minnesota limited liability company, of which Juhl Renewable Assets, Inc. indirectly holds a 32.6% interest
Woodstock Hills	Woodstock Hills, LLC, a Delaware limited liability company, of which we acquired a 99.9% interest on April 28, 2011, and which is now a subsidiary of Juhl Renewable Assets, Inc.
Winona Wind

Winona Wind Holdings, LLC,

a Minnesota limited liability company which we acquired on October 13, 2011, and which is now a wholly-owned subsidiary of Juhl Renewable Assets, Inc. and which owns 100% of Winona County Wind, LLC (“Winona County”), the operator of the wind farm

PEC	Power Engineers Collaborative, LLC, an Illinois limited liability company, which we acquired on April 30, 2012 and which is now our wholly-owned subsidiary

ELECTRICAL POWER ABBREVIATIONS

Kw	kilowatt or 1,000 watts of electrical power
MW	megawatt or 1,000 kW of electrical power
GW	gigawatt or 1,000 MW of electrical power
TW	terawatt or 1,000 GW of electrical power;
kWh MWh GWh TWh	An hour during which 1kW, MW, GW or TW, as applicable, of electrical power has been continuously produced.
Capacity	Rated capacity
NCF

Net capacity factor, or the measure of a wind energy project’s actual production expressed as a percentage of the amount of power the wind energy project could have produced running at full capacity for a particular period of time

PTC	Production tax credit under the American Recovery and Reinvestment Act
REC	Renewable energy certificate or other renewable energy attribute, as the context requires

BUSINESS OVERVIEW

Juhl Energy is a leader in the renewable-energy industry. Juhl Energy historically focused on community wind power development, management and ownership, throughout the United States.  We are one of the few companies other than utility based conglomerates that handle all aspects of wind project development, through our operating subsidiaries, including full development and ownership of wind farms, general consultation on wind projects, construction management of wind farm projects and system operations and maintenance for completed wind farms, which results in multiple revenue streams.  The primary focus of our wind power development business has been to build 5 MW to 80 MW wind farms jointly owned by local communities, farm owners, environmentally-concerned investors, and our Company.  The wind farms are connected to the general utility electric grid to produce clean, environmentally-sound wind power. Our development of community wind power systems generally results in landowners owning a portion of the long-term equity in the wind farm that resides on their land.  We pioneered community wind power systems in developing the currently accepted financial, operational and legal structure providing local ownership of medium to large scale wind farms.  Since 1999, we have completed 22 wind farm projects, accounting for approximately 237 MW of wind power that currently operate in the Midwest region of the United States, and we provide operation management and oversight to wind generation facilities generating approximately 85 MW, through our subsidiary, Juhl Energy Services.  Currently, we have projects in various stages of development, amounting to a total of 295 MW of wind power generating capacity.  The wind farm developments that are in process are located in the United States, Canada and Ireland.    This development pipeline consists of approximately 20 projects all of which are on-shore type projects.

Historically, our wind power projects are based on the formation of partnerships with the local owners upon whose land the wind turbines are installed.  Over the years, this type of wind power has been labeled “community wind power” because the systems are locally owned by the landowners (often farmers).  Community wind power is a specialized sector in the wind energy industry that differs from the large, utility-owned wind power systems also being built in the United States.  Community wind power is a form of community-based energy development (C-BED). Various states, including Minnesota and Nebraska (where we have projects in development), have enacted C-BED initiatives, which include mechanisms to support community wind power and are intended to make it easier for community wind power projects to be successful without placing an excessive burden on utilities.  This results in community wind power being not only environmentally sustainable but also serving as an economic stimulus for the rural areas that it encompasses.  Community wind projects generally sell power to utilities.  As community wind projects have become more difficult to develop due in part to difficulty in obtaining contracts with utilities, Juhl Energy has begun to develop projects for end customers and small utility companies.

As part of our innovative role in renewable energy development services, in January 2013, we announced our partnering with Honda Transmission Manufacturing of America (“Honda”) to construct the first ever on-site industrial wind project for the automotive company, with a generation capacity of 3.4 MW.  The Honda wind project represents a growing niche within our renewable energy development services, which includes installing wind and solar facilities for large industrial electricity users and corporate clients.  We expect this project to be substantially completed during the fourth quarter of 2013. Our goal is to continue to grow this sector of our business by providing quality development services to companies that are looking to utilize renewable energy at their planned or existing facilities.

Diversifying Strategy and Execution

Juhl Energy’s business strategy has allowed us to remain well-positioned for future growth despite the uncertainty surrounding federal policy with respect to tax incentives which have impacted businesses operating in the wind industry.  Our business and operating strategy, among other things, is to continue to develop into an innovative, diverse and balanced clean energy company.   We will work to leverage our portfolio of existing community wind power projects, develop new wind farm projects, including at industrial plants to help reduce the carbon footprint of manufacturers, and take equity ownership positions in existing community-based wind farms.  Further, we are continuing to diversify our business operations by expanding our product offerings to energy conscious consumers with the development of our small scale renewables, including wind turbines and solar products, and more recently, expanding our maintenance services capabilities to include cellular towers.

In addition to moving toward completion of our Honda wind project, during the third quarter of 2013, we have continued to focus our attention on the development of Juhl Tower Services, a wholly owned subsidiary of Juhl Energy Services (as discussed below). With our entry into the U.S. telecommunication industry, through Juhl Tower Services, we perform implementation and maintenance activities on cellular communication towers. Juhl Tower Services enters into contracts with the owners of the cellular communication towers that lease antenna space to wireless service companies and radio and television broadcasters. Further, we believe that our entry into the telecommunications industry exemplifies our strategy to diversify our service offerings, allowing us to capitalize on the growth of the telecommunication industry and the resulting demand for infrastructure, including the cellular communication towers, by using our expertise gained from the maintenance of turbines in our core business of wind farm development. Our expectation is that such contracts will lead to a predictable revenue stream in the next twelve to eighteen months.

Business Segments

The Company's business segments are separate business units that offer different products.  A review of our business segments provides a better understanding of the how the Company manages and evaluates its businesses.   The Company groups its operations into four business segments:

BUSINESS SEGMENT	DESCRIPTION OF BUSINESS SEGMENT
Project Services (formerly titled wind farm development and management services )	Wind farm development and construction, asset management and turbine and tower maintenance services
Clean Energy Asset Ownership and Operations (formerly titled Wind Farm Ownership and Operations)	Ownership and operations of consolidated wind farms or other clean energy investments
Engineering Consulting Services	Business-to-business engineering consulting services
Consumer-Owned Renewable Energy Products	Sales and distribution of small scale wind and solar products

The accounting policies for each segment are the same as those described in the summary of significant accounting policies. Segment income or loss does not include any allocation of shared-service costs.  Segment assets are those that are directly used in or identified with segment operations, including cash, accounts receivable, prepaid expenses, inventory, work-in-progress, property and equipment and escrow deposits.  Unallocated assets include corporate cash and cash equivalents, short-term investments, deferred tax amounts and other corporate assets.  Inter-segment balances and transactions have been eliminated.

Factors Affecting Our Operating Results

We expect that our results of operations will be affected by a number of factors and will primarily depend on the size of our portfolio of wind farms and renewable assets, demand for renewable energy, governmental policies, general market conditions (to finance renewable energy projects), entry into the telecommunications industry, and site selection for our development projects.

Our Portfolio of Renewable Energy Projects

The size of our renewable energy generating assets portfolio, including the wind farms that we own in whole or part, provides a significant revenue source.  Through our acquisition subsidiary, Juhl Renewable Assets, we focus on the acquisition and investment in existing renewable energy generating assets that fit our distributed generation model and are consistent with the size projects we typically develop.  We believe that ownership of such renewable energy generating assets (in part or in whole) provide an ability to expand services to renewable energy generating assets and create recurring and predictable annual revenue streams for our business.  Our portfolio of acquired ownership in wind farms and other renewable assets may grow at an uneven pace as acquisition opportunities are unpredictable.  The level of new portfolio activity will fluctuate based on supply and demand for those assets, our ability to identity existing renewable energy generating assets that meet our criteria, and the volume of projects that are available for sale by equity owners.  Our ability to acquire such existing renewable energy generating assets, in whole or in part, will directly impact future revenue.

Demand for Renewable Energy

According to the Industry and Market Overview of the AWEA’s “U.S. Wind Industry Fourth Quarter 2012 Market Report,” wind generation set a new record in 2012 with the installation of 42% of all new electrical generating capacity in the United States. Further, all renewables together (including solar) accounted for 55% of all new generating capacity in the United States.

Such growth in wind power and other renewables is being driven by several energy policy, environmental and socio-economic factors including:

●	ongoing increases in electricity demand due to population growth and growth in energy consuming devices such as computers, televisions and air conditioning systems;
●

the fluctuating costs of fuel required to operate the existing fleet of conventional electric generation facilities such as coal, natural gas, nuclear and oil, (especially since low (subsidized) wind prices are roughly competitive with natural gas);

●

existing and growing legislative and regulatory mandates for “cleaner” forms of electric generation, including state renewable portfolio standards and the U.S. federal tax incentives for wind and solar generation, including the Recovery and Reinvestment Act enacted in February 2009 (and the one-year extension of PTCs and ITCs for wind development projects that “begin construction” in 2013) ;

●	uncertainty surrounding the growth potential of nuclear power plants;
●	the shorter development time frame of wind projects as compared with natural gas plants and the greater flexibility of wind projects to adapt to changing conditions;
●	worldwide concern over greenhouse gas emissions and calls to reduce global warming due to the carbon dioxide produced by conventional electric generation; and
●

the increased efficiency of newer wind turbine models (such as advances in wind turbine blade aerodynamics, development of variable speed generators, advances in remote operation and monitoring systems, improvements in wind monitoring and forecasting tools and advances in turbine maintenance), improved capacity factors, and more competitive pricing of wind power systems as compared with coal and gas on a dollar-per-megawatt-hour basis due in part to cost competition among suppliers.

In light of these factors and the resulting increase in demand for wind power and other renewables, we believe that we are positioned to experience significant year-over-year growth with the diversity and integration of our service offerings that augment our wind farm development. We will continue to develop our capabilities in the renewable energy space with the development of distributed generation projects, such as wind/solar hybrid projects, wind facilities for manufacturing companies seeking to reduce their carbon footprint, and small scale renewable systems including solar projects. However, we believe it is necessary to evolve and diversify in our asset, product and service portfolio to reduce our exposure to uncertainty related to renewal of tax incentives (such as the PTC) and other favorable governmental policies currently supporting the wind industry in the United States. If we are not able to diversify our offerings and demand for renewable energy becomes less robust, our operating results may be negatively impacted.

Government Policies

Historically, our wind projects have been subject in part on various federal, state or local governmental policies that support or incentivize projects from an economic standpoint.  Such policies include legislation that aims to reduce energy usage and dependence, and promote the use of renewable energy. Incentives provided by the federal government may include tax credits (such as PTCs), tax deductions, bonus depreciation, and federal grants and loan guarantees.  Incentives provided by state governments include renewable portfolio standards (RPS) which specify the amount of energy utilized by local utility companies that must be derived from sources of clean energy including wind and solar.  A number of federal government incentives focused on reducing costs of such products have recently expired or our set to expire in the near term.  Specifically, the PTC was extended one year and applies to all wind projects that “begin construction” in 2013, even if estimated completion is one to two years out, which we believe will help support the development of American wind energy resources and sustain its growth,

However, overall, until there is a long term energy policy that focuses on the sustainability of the renewable energy industry, failure to extend or renew these or similar incentives in the future could have a material adverse impact on our business, results of operation, financial performance and future development of our wind energy projects.

Telecommunications Industry

As mentioned previously, Juhl Tower Services has commenced its participation in the telecommunications industry as a service provider for the performance and maintenance activities of cellular communication towers. Juhl Tower Services enters into master agreements typically with companies designated by leading wireless service companies to manage installation and maintenance activities for certain geographical territories. Alternatively, Juhl Tower Services may also enter into contracts with other companies who may have relationships with cellular tower owners. The companies designated by wireless services companies typically hire subcontractors such as Juhl Tower Services in order to maintain such towers in the designated territory.

We feel that our entry into the telecommunications industry is a natural fit as a service provider to wind generating towers, and will provide a steady revenue stream. The Telecom Industry Trade Association reported that spending in the U.S. wireless market rose 10 percent in 2012. According to a survey by CTIA – the Wireless Association, consumers used more than 1.1 trillion megabytes of data for the 12 month period ended in June 2012. To keep up with demand, wireless networks are expanding coverage areas served by their specific service, as well as advancing faster 4G networks and 4G LTE (long term evolution), the highest grade of 4G, resulting in carriers making substantial investments in wireless infrastructure, which includes cellular communication towers. These trends have accelerated the demand for cellular communication towers, leading to opportunities for maintenance services of the towers.

There are significant start-up costs associated with the telecommunications market to provide services, including equipment acquisition, hiring and training of personnel, field expenses and back office infrastructure. The financial results of tower services can be significantly affected by seasonal weather patterns, crew productivity, project site planning, and managing the processes surrounding project data and billing. We incurred significant costs during the first nine months of 2013 for start-up and organizational purposes, establishing our presence in the market, and managing productivity, and incurred a significant net loss in 2013 to date as a result. Despite such reportable losses, we believe that, at this time, Juhl Tower Services is well positioned to provide service to cellular communication tower operators and owners.

Debt and Equity Financing Markets

Although demand for wind power and other renewables are likely to continue to trend upward for reasons described above, arranging project financing, particularly construction financing, has become increasingly difficult.  The timing of the Company’s construction and turbine supply revenues associated with the development of wind farms is heavily impacted by our ability to complete debt and equity financing arrangements.

At the initial stage of a project's development, we use a combination of our own balance sheet capital in combination with other financing made possibly by equipment vendors and services companies to cover development expenses and equipment costs. Once a project moves to the construction phase, we use a combination of equity capital and construction loans to finance the construction of the project and also use our balance sheet and the resources of subcontractors for funding balance of plant and start-up costs. Proceeds from the construction loans are typically used to fund construction and installation costs as well as to pay for equipment costs such as wind turbines. Finally, once a project is complete and commercial operations begin, we permanently finance the project through a combination of term loans, tax equity financing transactions or other fixed-rate mezzanine capital, the proceeds of which are used to retire the construction loans and pay other service providers.

We believe there is sufficient interest by individual investors and private equity funds that desire to make renewable energy investments with a fixed rate of return. During the second and third quarters of 2013, we conducted an offering of preferred stock by our subsidiary, Juhl Renewable Assets, to meet, in part, the funding commitments needed for our renewable energy projects. As of the date of this report, we have sold approximately $1,530,000 of Series A Preferred Stock of Juhl Renewable Assets.  We will use the capital raised in an offering of Juhl Renewable Assets Series A Preferred Stock for recovering our balance sheet capital that had been utilized on completed projects or for development projects.

Results of Operations

Comparison of Three and Nine-Month Periods Ended September 30, 2013 and September 30, 2012

Overview

Our general activity during the third quarter of 2013 was primarily focused on the following projects:

Wind Farm Development Activity

We continued our active development, through Juhl Energy Development, of five wind farm projects comprising approximately 50 MW of development in Midwestern or eastern regions of the United States.  This allows us to diversify our development portfolio by adding projects throughout North America and in the regions that generally experience higher electric rates.

As previously reported, we entered into an agreement with Honda Transmission Manufacturing of America, Inc. to develop, install and operate two turbines that will generate electricity for their existing facilities located in Russells Point, Ohio which will supply approximately 10% of the plant’s electricity, while reducing its carbon dioxide emissions.  After the turbines begin operating, the Honda transmission plant will be the first major automotive plant to use a substantial portion of its electricity generated from wind turbines located on its property. We are working to substantially complete this project during the fourth quarter of 2013.

Consumer-Owner Renewable Energy Segment

During the quarter ended September 30, 2013, Juhl Renewable Energy Systems continued the prototype testing of a 35 kw class wind turbine and development of the Solarbank® and Powerbank® product lines in order to advance product performance, and analyze product readiness for distribution.  Therefore, we have not yet achieved significant revenues in the Consumer-Owner Renewable Energy segment during the quarter ended September 30, 2013. As previously stated above, NextGen has diminished its small scale wind turbine refurbishing operations and is currently conducting only periodic maintenance activities. We will concentrate on increasing revenues in this segment by investing in and establishing sales and marketing capabilities for the distribution of Juhl Renewable Energy Systems’ Solarbank® and Powerbank® products and other solar project services.

Expansion of Field Maintenance Services

During the third quarter of 2013, we continue to record revenue from Juhl Tower Services. Such revenue is derived from agreements that Juhl Tower Services has entered into as a subcontractor to maintain equipment on cellular communication towers for companies operating in the cellular communications industry.

Revenue

Total revenue increased by approximately $940,000, or 41.5%, from approximately $2,264,000 for the quarter ended September 30, 2012, to approximately $3,204,000 for the quarter ended September 30, 2013. Total revenue increased by approximately $3,322,000 or 62.1%, from approximately $5,349,000 for the nine months ended September 30, 2012, to approximately $8,671,000 for the nine months ended September 30, 2013.

For each of our four business segments, a comparison of our revenue for the nine months ended September 30, 2013 and 2012 is as follows:

	September 30, 2013	September 30, 2012	$ Change	% Change
Project services:
Wind farm development and construction	$62,000	$39,000	$23,000	61.1%
Management and maintenance	2,018,000	807,000	1,211,000	150.1
Consumer-owned renewable energy products:
Small scale solar and wind	50,000	83,000	(33,000)	(39.5)
Engineering consulting services:
Engineering consulting	4,487,000	2,244,000	2,243,000	99.9
Clean energy asset ownership/operations:
Electricity sales	2,054,000	2,176,000	(122,000)	(5.6)
Total	$8,671,000	$5,349,000	$3,322,000	62.1%

We acknowledge that the wind farm development and construction aspects of our business model are cyclical in nature and are subject to business conditions and factors such as project timing, financing and legislated energy policy.  We are working to stabilize our operations and provide diversified revenue and profit streams to offset or minimize the fluctuations in our wind farm development and construction operating activities, most notably in the engineering and consulting services segment.

Project Services:

Wind Farm Development and Construction

During the three and nine month periods ended September 30, 2013 and 2012, we have not recognized any significant revenue from construction and development fee income as our wind farm development activities were focused on five projects in the pre- construction stage.

The timing of our wind farm development and construction revenues are dependent on our ability to successfully complete financing, permitting and turbine arrangements, and ultimately complete project construction activities.   Depending on the financing arrangements, we may ultimately be unable to report revenue from construction and development if we are considered the primary beneficiary due to variable interest entity rules. For the remainder of 2013 and into 2014, our revenues from development and construction will be dependent upon a number of factors including project financing arrangements, our ability to reach contractual agreements for turbine supply and construction services, permitting and variable interest entity rules.

We believe that the January 2013 federal legislation to extend the production tax credit will provide development and construction opportunities for us. We have commenced development and construction on one project and maybe commence an additional project in our pipeline in the remaining quarter of 2013.

Management and Maintenance services

Revenue in the three and nine months ended September 30, 2013 from wind farm management and maintenance services (including cellular tower services) was approximately $846,000 and $1,211,000, respectively, more than the same periods in 2012, after accounting for eliminations from our consolidated wind farms.  The increase is primarily related to new revenue streams from our cellular tower business. The cellular tower services revenues, which commenced in April 2013, were related to two customers and we seek to continue to expand our services work with other vendors in the fourth quarter. The cellular tower services work is performed pursuant to work orders obtained from two customers for specific project sites. The site work is expected to be completed within two weeks or less from receipt of the work order and as such, the completed contract method of accounting is used for revenue recognition.

We currently perform turbine maintenance services to 52 MW of wind farms and management services to 85 MW of wind farms.  Our completed wind farm developments typically result in new revenue streams for management services.  In addition, we expect to make bid proposals on existing wind farms for maintenance services and to the extent we are successful in our bids, our revenues will grow accordingly.

We expect that our revenues for the remainder of 2013 from management and maintenance services will increase significantly for the remainder of the year as a result of the diversification of our maintenance activities to include cellular communication towers. The revenue increase will be dependent upon a number of factors, including recruitment, contract awards, and crew performance.

Clean Energy Asset Ownership/Operations:

Electricity Sales

Revenue for electricity sales for the nine month period ended September 30, 2013 was approximately $2,054,000 from the three wind farms owned by the Company representing a decrease of approximately $122,000 from the nine month period ended September 30, 2012.  The revenue for the three months ended September 30, 2013 and 2012 was flat. The decrease is mostly attributable to lower wind speeds in the geographical areas of these wind farms and therefore revenues decline accordingly. In addition, electricity sales revenue is adjusted based on the use of an accounting revenue recognition policy that reduces the current billing amounts to the average rate over the remainder of the power purchase contract.

Consumer-Owned Renewable Energy Products:

Small Scale Solar and Wind

Revenues from the sales and services of small scale wind and solar products and services decreased by approximately $33,000 for the nine months ended September 30, 2013 from the nine months ended September 30, 2012. The revenue for the three months ended September 30, 2013 and 2012 was flat. The decrease was primarily related to a reduction in the sales of periodic maintenance and repair services of small scale wind and solar products. Juhl Renewable Energy Services is in the process of testing a 35 kw class wind turbine, and a determination will be made at a later date on ultimate manufacturing and distribution of the turbine. Juhl Renewable Energy Services is also seeking to build revenue streams from the Solarbank® and Powerbank® product lines but any significant revenues will likely occur during the first quarter of 2014 as we seek to enhance our production and sales distribution capabilities.

Engineering Consulting Services:

Total revenue increased by approximately $88,000, from approximately $1,474,000 for the quarter ended September 30, 2012, to approximately $1,562,000 for the quarter ended September 30, 2013. Total revenue increased approximately $2,243,000 for the nine months ended September 30, 2013 from approximately $2,244,000 for the nine months ended September 30, 2012, to approximately $4,487,000 for the nine month period ended September 30, 2013. This segment of our business commenced April 30, 2012 through our acquisition of PEC, so that the prior year comparisons do not include revenue activities of PEC for January through April 2012.

Cost of Revenues

Cost of revenues increased by approximately $1,271,000, or 84.5% from approximately $1,503,000 for the quarter ended September 30, 2012 to approximately $2,774,000 for the quarter ended September 30, 2013. Cost of revenues increased by approximately $3,764,000, or 114.9% from approximately $3,281,000 for the nine month period ended September 30, 2012 to approximately $7,045,000 for the nine month period ended September 30, 2013.

The comparison of September 30, 2013 to September 30, 2012 is affected by two primary factors:

●

cost of revenues in 2013 includes approximately $3,357,000 of direct labor, sub-consultant costs and project expenses related to the new engineering consulting services segment whereas there were approximately $1,670,000 in 2012, or an increase of approximately $1,687,000 as 2012 had only five months of operating activity versus the nine months for 2013 as a result of the PEC acquisition on April 30, 2012; and

●

cost of revenues in 2013 includes approximately $1,959,000 of direct labor and project-related expenses incurred in our effort to diversify our maintenance services to include cellular communication towers. There were no such expenses in 2012.

Gross margins for the nine month period ended September 30, 2013 decreased by approximately $442,000, which is primarily attributable to approximately $583,000 of gross loss from the tower services launch, decrease of approximately $147,000 in electricity sales revenues as noted above, and a valuation adjustment of approximately $172,000 with respect to inventory held in in the Consumer-Owned Renewable Energy Products segment, which was offset by the increase in gross margins generated by the new engineering consulting services of approximately $555,000.

Operating Expenses

General and Administrative Expenses. General and administrative expenses increased by approximately $50,000 or 8.4%, from approximately $598,000 for the quarter ended September 30, 2012 to approximately $648,000 for the quarter ended September 30, 2013. General and administrative expenses increased by approximately $111,000, or 6.1% from approximately $1,821,000 for the nine month period ended September 30, 2012 to approximately $1,932,000 for the nine month period ended September 30, 2013.

The increase in general and administrative expenses includes:

●

increase of approximately $466,000 for general and administrative expenses related to businesses that were added into our reporting entity since the beginning of 2012, namely, the Juhl Tower Services start-up in February 2013 and PEC, a newly consolidated operating entity since April 30, 2012; and,

●

decrease of approximately $148,000 in professional services from the prior year which had one-time expenses associated with due diligence costs associated with business acquisition activity and other business requirements associated with being a public company; and

●	decrease in investor relations and advertising costs of approximately $172,000 in 2013 associated with a reduction in spending by management in those areas.

Payroll and Employee Benefits. Payroll and employee benefits expenses increased by approximately $212,000, or 43.4%, from approximately $489,000 for the quarter ended September 30, 2012 to approximately $701,000 for the quarter ended September 30, 2013. Payroll and employee benefits increased by approximately $510,000, or 34.3% from approximately $1,488,000 for the nine month period ended September 30, 2012 to approximately $1,998,000 for the nine month period ended September 30, 2013.

The increase of $510,000 for the nine months ended September 30, 2013 is primarily related to:

●

increase of approximately $559,000 of officer and administrative salaries related to businesses that were not in our reporting entity a year ago, namely, the Juhl Tower Services start-up and PEC’s engineering consulting payroll; and

●	decrease in stock-based compensation expense of approximately $115,000.

The payroll expenses related to engineering consulting employees who are directly performing engineering activities are recorded in cost of revenues.  Payroll related to maintenance services employees are also considered as a part of cost of revenues.

Wind Farm Administration Expenses. Wind farm administration expenses represent costs that we incur to perform administrative services with respect to our management services contracts, as well as the general and administrative expenses incurred directly within the three wind farm entities, Valley View, Winona Wind, and Woodstock Hills that we are consolidating. Wind farm administration expenses decreased by approximately $13,000, or 20.1%, from approximately $64,000 for the quarter ended September 30, 2012 to approximately $51,000 for the quarter ended September 30, 2013. Wind farm administration expenses decreased by approximately $24,000 or 8.3% from approximately $288,000 for the nine month period ended September 30, 2012 to approximately $264,000 for the nine month period ended September 30, 2013.

The decrease in expenses was primarily attributable to one-time professional fees associated with the Valley View and Winona County farm projects.

Operating Income (Loss)

Our operating loss represents an increase of approximately $579,000, from an operating loss of approximately $390,000 for the quarter ended September 30, 2012 compared to operating loss of approximately $969,000 for the quarter ended September 30, 2013. Our operating loss represents an increase of approximately $1,045,000, or 68.4%, from an operating loss of $1,528,000 for the nine months ended September 30, 2012 to an operating loss of approximately $2,568,000 for the nine months ended September 30, 2013.

The increase in our operating loss of $579,000 and $1,045,000 for the quarter and nine months ended September 30, 2013, respectively, is primarily attributable to the start-up expenses and negative operating margins in establishing the tower services capability of Juhl Tower Services, together with the inventory writedown adjustment of $172,000 in the third quarter. We did incur lower margins from our wind farm management and maintenance services and electricity sales, but those are offset by operating margins obtained through the engineering consulting service activities. We have not completed any wind farm developments in 2013 to-date which negatively impacts our operating margins; however, we do expect to substantially complete the Honda project during fourth quarter 2013 and as such, our operating margins will improve as a result.

Other Income (Expense)

Other expense decreased approximately $30,000 for the three month period ended September 30, 2013 compared to September 30, 2012 primarily due to the fluctuation in fair value of the interest rate swap and decreased other income during the three month period ended September 30, 2013. Other expense of approximately $230,000 during the quarter ended September 30, 2013 primarily consists of approximately $209,000 of interest expense relating to bank loan notes and a turbine supplier note,  together with fair value loss adjustment of approximately $26,000 related  to an interest rate swap agreement on the Valley View wind farm project.  The fair value of the interest rate swap arrangement is subject to fluctuation due to changes in the LIBO rate market as evidenced by a fair value loss adjustment of approximately $83,000 for the same quarter a year ago.

Other expense decreased approximately $779,000 for the nine month period ended September 30, 2013 compared to September 30, 2012 primarily due to the fluctuation in fair value of the interest rate swap. Other expense of approximately $130,000 during the nine months ended September 30, 2013 primarily consists of approximately $625,000 of interest expense relating to bank loan notes and a turbine supplier note, offset by a fair value gain adjustment of approximately $491,000 related  to an interest rate swap agreement on the Valley View wind farm project.  As noted above, the fair value of the interest rate swap arrangement is subject to fluctuation due to changes in the LIBO rate market as evidenced by a fair value loss adjustment of approximately $270,000 for the same period a year ago.

Net Income (Loss)

Net loss increased by approximately $548,000, or 84.2%, from a net loss of approximately $651,000 for the quarter ended September 30, 2012 to net loss of approximately $1,199,000 for the quarter ended September 30, 2013. Net loss increased by approximately $527,000 or 24.3% from a net loss of approximately $2,171,000 for the nine months ended September 30, 2012 to a net loss of approximately $2,698,000 for the nine months ended September 30, 2013.

The $548,000 increase in the quarterly net loss between September 30, 2013 and 2012 is primarily attributable to the operating loss incurred in the Juhl Tower Services activities combined with the inventory adjustment of $172,000 as noted the Operating Income (Loss) above.

The $527,000 increase in the net loss for the nine months ended in 2013 and 2012 is primarily attributable to a $766,000 swing in the fair value adjustments of the interest rate swap arrangement, net of the operating loss incurred in the Juhl Tower Services activities and inventory adjustment as noted above and a $267,000 income tax benefit shown in 2012 whereas there is no such tax benefit recorded in 2013.

The net income (loss) variation for the third quarter 2013 as compared to 2012 was not significantly impacted by our wind farm development and construction activity as we did not achieve revenues in either period. However, our revenue and net income (loss) patterns can be significantly impacted by the timing of the development fee and construction revenue.

Changes in the Financial Condition for the Period ended September 30, 2013

Accounts Receivable

Traditional credit terms are extended to customers in the normal course of business. We perform ongoing credit evaluations of our customers’ financial condition and generally require no collateral. Accounts receivable of approximately $1,836,000 at September 30, 2013 included approximately $770,000 for engineering consulting open accounts, approximately $835,000 for billed and unbilled management and maintenance open accounts, and approximately $231,000 related to receivables from selling electrical power to a credit-rated utility company and unbilled amounts.  All unbilled receivables as of September 30, 2013 are expected to be billed and collected within twelve months.

An allowance for doubtful accounts has been established in the amount of approximately $46,000 which we believe is sufficient to cover any potential uncollectible amounts.

Property and Equipment

As of September 30, 2013 and December 31, 2012, we held approximately $23,979,000 and $24,821,000 in net book value of property and equipment, respectively. The assets include approximately $25,730,000 (at original cost) in wind turbine assets of Woodstock Hills, Valley View and Winona County in 2011. The wind farm assets were booked at fair value at the time of the acquisition for the Woodstock Hills and Valley View entities, and at book value for Winona County due to common control. Other assets included in property and equipment includes land, buildings, office equipment, shop equipment and service vehicles.

Liquidity and Capital Resources

Juhl Energy, as a holding company, does not directly operate or have any ownership in any revenue-producing generation facilities. Thus, it has no material assets other than the stock of its subsidiaries and depends upon transfers of funds from its subsidiaries to meet its obligations.

Liquidity is a measure of our ability to meet potential short-term (within one year) and long-term cash requirements, which includes our ability to repay debt, fund and maintain our services offerings and projects, and other general business needs.

At September 30, 2013, we carried approximately $870,000 in cash and unrestricted short term-investments on the balance sheet (excluding restricted cash).   In addition, we hold approximately $317,000 of the short-term investments that have been designated as security for the bank notes payable of approximately $268,000 and therefore have been reflected in current assets as a restricted short-term investment on the consolidated balance sheets.

Our unrestricted cash balances decreased by approximately $342,000 during the quarter ended September 30, 2013, and has decreased by $1,383,000 since December 31, 2012. The reduction in cash resources since the beginning of the year is primarily related to the cash needed to sustain unprofitable operations during 2013, including the start-up and working capital needs for the Juhl Tower Services business, cash paid out for the working capital component of our PEC acquisition, but offset by our preferred stock sales in Juhl Renewable Assets. Further explanation of the decline in our cash balances is included in the commentary below regarding operating, investing and financing activities.

With respect to the negative operating cash flows in 2013 and during calendar year 2012, this can be primarily due to the cash used for working capital and funding operations of the Juhl Tower Services business and funding of the wind development services business. The Company has worked to stabilize its operations by diversifying its business model with recurring revenue and profit streams in order to offset or minimize the fluctuations in our wind farm development and construction operating activities. We expect to achieve profitability from cash flow improvement in the Company’s engineering consulting services and clean energy asset ownership and operations business segments that were added or expanded in 2012, and Juhl Tower Services’ cellular tower services, that were launched during the first half of 2013.

To strengthen our liquidity position in 2013, we conducted a private sale of Series A Preferred Stock of our subsidiary, Juhl Renewable Assets.  As of the date of this report, we have sold approximately $1,530,000 of Series A Preferred Stock of Juhl Renewable Assets.  The purpose of this raise is to replenish a portion of the approximate by $2,400,000 of cash funds that we previously invested into three wind farm projects from internal operations.

In November 2013, we sold the membership interests with respect to the Honda project, and as such, we received a recoupment of certain project development costs that we have sunk into such project together with receipt of a portion of our development fees. During the fourth quarter of 2013, we expect to substantially complete the Honda wind farm development resulting in final recognition and receipt of our remaining development and construction fees. We believe that funds generated from the closing of the project funding commitment, existing contractual agreements and tower services work, together with existing cash resources, will be sufficient to finance our operations and planned capital expenditures through the next 12 months.

Our balance sheet at September 30, 2013 includes a promissory note payable of approximately $3,030,000 to a turbine supplier for amounts due for turbines on the Winona County wind project.  The note was initially payable in April 2012 assuming that the project was able to raise permanent project debt financing. The Company continues to seek long-term outside debt financing for this project. Until such time that debt financing is achieved, the note is payable through free cash flows available from the Winona County wind project, and as such, approximately $2,865,000 has been classified as long-term based on our assessment of future cash flows that are expected beyond one year. The Company has a secured interest in the Winona County wind project. In the event that the Company does not make the free cash flow payments from the Winona County wind project available to the turbine supplier, this could put the Company into an event of default.

The April 2012 purchase agreement with the sellers of the PEC ownership interests called for the sellers to receive cash installments in 2012 for working capital as of the date of the acquisition that exceeded a $300,000 targeted working capital amount, or approximately $1,020,000.  As of December 31, 2012, we had paid approximately $35,000 of this amount and had paid out the remaining balance to the former owners by March 15, 2013 primarily using sources of payment that became available to us through a bank line of credit, use of cash escrowed at the time of closing, cash collected within the engineering consulting business and approximately $75,000 of cash from Juhl Renewable Assets.  An earn-out incentive is also available to the former owners in 2013 and 2014 (maximum $250,000 across the two years) provided that certain revenue and profit levels are met. The former owners qualified for one-half of the maximum incentive and as such $125,000 was paid out in July 2013. We have established a $600,000 bank line of credit to assist in the funding of business activities using accounts receivable as a borrowing base; however, the bank line is subject to the amount of open receivables and eligibility requirements.

We are currently analyzing existing wind farm or solar portfolios of owners who may be interested in selling their ownership interests in such portfolios. We would expect to primarily utilize the sale of Juhl Renewable Assets Series A Preferred Stock in combination with resources that we believe will be available to us from outside debt or tax equity resources. At this time, we have identified various projects for further analysis, but it is not yet possible to predict whether we will be successful in any negotiations for the acquisition of any such projects.

During February 2013, we launched a new company, Juhl Tower Services.  The tower services have required us to invest approximately $1.3 million through November 2013 until such time as receivable collections are sufficient to sustain operations after that point in time. We have established a $500,000 bank line of credit to assist in the funding of the tower services business activities using accounts receivable as a borrowing base; however, the bank line is subject to the amount of open receivables and eligibility requirements.

We will continue our internal efforts to assist our project owners in arranging financing terms for each wind farm or solar project under development.  The ability to assist project owners with obtaining debt and equity financing is a material factor in producing our future development fee revenue streams and cash flow. We expect that we will be required to obtain interim vendor financing from turbine suppliers or subcontractors for projects under development, and we are typically required to grant a security interest to those suppliers.  The security agreement allows the supplier to step-into our developer rights that we have to the project entity, after a passage of time typically 180 days from project completion.

Going forward, we plan to broaden our financial sources to include term loans, public and private equity, and debt issuances, and specific asset funding related to our development fee revenue streams and cash flows.  Based on market conditions, we may use other forms of leverage in addition to these financing arrangements.

Future Growth and Financing

Despite the political climate which has resulted in uncertainty around federal energy policy, we have been able to secure development rights for late stage wind farm development opportunities that should enable us to complete wind farm projects for large corporations or small utilities who desire to purchase electricity from these projects.  We will seek to obtain additional sources of recurring revenue from maintenance, administrative and services businesses through securing new business or undertaking additional mergers or acquisitions, and reduce the inconsistent revenue patterns that we see in our wind farm development business.

Our future growth strategy is dependent upon diversifying our service offerings in the renewable energy space through the integration of our operating subsidiaries to generate a predictable revenue stream.  Specific to wind, we will continue to pursue new community wind farm developments in order to maintain an active backlog of projects, including distributed generation projects that involve corporate businesses that, like utilities, express a desire to purchase electricity produced by wind farms on long-term contracts. However, we cannot assure that actions will be successful. Should revenue decline to a level significantly below our current expectations, we would reduce capital expenditures and implement cost-reduction initiatives which we believe would be sufficient to ensure that funds generated from operations, together with existing cash and funds available from borrowing under any open credit agreement.

In conjunction with our financing activities as described above, we believe that we would be able to more quickly bring wind farm or solar projects through the early development and construction stages if we were able to access a funding mechanism that we could utilize in sponsoring wind farm developments.  Like much of the U.S. economy that relies on extension of credit, the community wind industry in general has experienced difficulties in obtaining sources of funding from the current equity and debt financing marketplace, as cited above under “Factors Affecting Our Operating Results”.

The formation of Juhl Renewable Assets provides us with the ability to acquire ownership of existing wind farms that fit our distributed generation model and the size range of products that we typically develop.  We expect to raise funds to purchase such wind and related assets through the selling of preferred stock in Juhl Renewable Assets in order to fund our strategic acquisition operations.  This will avoid delays and difficulties of obtaining financing from traditional lending sources and continue to provide access to financing especially with the lack of PTC driven financing going forward (although the PTC has been extended for one year to wind projects that commence construction in 2013).

Another opportunity for growth in 2013 has been the formation of Juhl Tower Services, a wholly-owned subsidiary of Juhl Energy Services. Juhl Tower Services has entered into agreements to perform implementation and maintenance activities of cellular communication towers. Juhl Tower Services has acquired assets necessary to perform such services and has engaged crew leaders and operations personnel with substantial industry experience in servicing cellular equipment.  Coupled with Juhl Energy Services’ existing staff of service providers trained for working safely at height, Juhl Tower Services began receiving work orders in March 2013 and started recording revenue from this subsidiary in the second quarter of 2013.

Further to provide some additional liquidity through an equity line approach, the Company signed a purchase agreement on June 15, 2012 (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”), together with a Registration Rights Agreement, whereby LPC has agreed to purchase up to $10 million of our common stock, par value $.0001 (the “Common Stock”), over a 30-month period.  Under the Registration Rights Agreement, on July 30, 2012, the Company filed a registration statement with the SEC related to the transaction covering the shares that may be issued to LPC under the Purchase Agreement.  The Company, in its sole discretion, has the right over a 30-month period to sell shares of Common Stock to LPC in amounts up to 100,000 shares and depending upon certain conditions as set forth in the Purchase Agreement increasing to amounts up to 500,000 shares of Common Stock, up to an aggregate of $10 million. The purchase price of the shares of Common Stock will be based on the prevailing market prices of the Company’s shares at the time of sales without any fixed discount, and the Company will control the timing and amount of any sales of shares to LPC.  LPC shall not have the right or the obligation to purchase any shares of our Common Stock on any business day that the price of our Common Stock is below the floor price of $.65, as provided in the Purchase Agreement. The securities sold may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. We have not yet sold any shares under this arrangement since our stock price has not met the floor price minimum. Given that the trading price for the shares of the company has not exceeded the floor price over the past several periods, the Company has determined it will no longer bear the expense of certain obligations under the Purchase Agreement.  It is possible that should the price increase and no default has been declared by LPC, that the Company will renew its obligations, including maintaining registered public shares for sale incident to the agreement with LPC, but at present the benefit of such expense does not outweigh the costs.  LPC may declare us to be in default under the Purchase Agreement; however, in management’s opinion, this declaration of default will have no impact on the operations of the Company.

Net Cash – Operating Activities

Net cash used in operating activities increased by approximately $456,000, from the net cash used in operating activities of approximately $1,013,000 for the nine months ended September 30, 2012 to net cash provided by operating activities of approximately $1,469,000 for the nine months ended September 30, 2013.

The net cash used in operating activities of $1,469,000 is primarily due to the cash used for working capital and funding operations of the Juhl Tower Services business, funding of the wind development services business, and management of accounts payable payments. We will continue to manage operating expenses for cash flow control as we seek to diversify our revenue base.

Net Cash – Investing Activities

Net cash from investing activities decreased by approximately $5,666,000, from the net cash provided by investing activities of approximately $5,048,000 for the nine months ended September 30, 2012 to net cash used in investing activities of approximately $618,000 for the nine months ended September 30, 2013. The change is primarily attributable to the receipt of U.S. Treasury Section 1603 cash grant in the amount of $6,284,000 in 2012, net of a $321,000 receipt in 2013 for a matured certificate of deposit, and cash payments made in the current and prior periods for the PEC acquisition. Our investments in pre-construction wind farm development costs and property and equipment additions are relatively flat across the comparative nine-month periods.

Net Cash – Financing Activities

Net cash flow used in financing activities decreased by approximately $8,392,000, from the net cash flow used in financing activities of approximately $7,467,000 for the nine months ended September 30, 2012 to net cash provided by financing activities of approximately $925,000 for the nine months ended September 30, 2013.  The decrease in cash used in financing activities is primarily attributable to the payments made to a bank and vendors out of the cash grant of approximately $6,200,000 in 2012.  In addition, there were two other offsetting factors in our financing activities: 1) cash from financing activities increased by $769,000 relating to a revolving note payable in the engineering consulting and tower services business to assist in managing working capital; and 2) proceeds from the sale of Juhl Renewable Asset Series A preferred stock of $1,350,000 as a part of our offering to replenish balance sheet cash that had been previously used to fund the acquisition of three wind farm projects.

Impact of Inflation

We expect to be able to pass inflationary increases on to our maintenance business customers through price increases, as required, and do not expect inflation to be a significant factor in our business.

Seasonality

Although our operating history is limited, we do not believe our services are seasonal except for future wind farm construction revenue which may be impacted by climate in the Upper Midwest.

Off-Balance Sheet Arrangements

We have made certain guarantees of indebtedness or offered indemnifications of warranties and representations in conjunction with the funding activities of the Valley View and Grant County wind farms.

In conjunction the closing of an equity commitment on the Honda project in November 2013, the Company has made certain parent company guarantees to the equity investor involving the satisfactory performance of its subsidiaries for the completion of the project construction and the warranty obligations under the construction agreement. If such guarantees would result in amounts due under the guarantees to be more than 50% of the approximate $10 million project cost, the Company would have the option to repurchase the project from the equity investor for the project cost.

The Company agreed to guarantee certain payments to investors in the Valley View wind farm project as set forth below:

●

The timely payment of any and all guaranteed payments required to be paid to preferred membership investors (who contributed approximately $2.5 million) as they may become due under the respective LLC operating agreements, and the timely payment of any and all amounts payable upon exercise of a put right by such preferred members. The put right is outside the control of the Company and may occur either in two years or in certain cases, ten years. The Company does have up to six months from the date that to make such put right payment, and should the Company fail to make the put right payment within such six month period, the principal amount owed by the Company is subject to a penalty of an additional 10%. In October 2013, one of the parties representing $518,000 of the preferred membership investors, exercised their put right and the Company expects that it will redeem such interests in the second quarter of 2014.

●

The Company has agreed, with respect to a put right made available to one of the Common Members in the Valley View wind farm project (who contributed $500,000) to redeem any of its units then held by the respective individual investor for a price in cash equal to the present value of the (i) estimate future distributions to be made to Purchaser net of (ii) estimated future income allocations for which no distributions are projected to be made (“Put Right Purchase Amount”). If the Company fails to pay in full the Put Right Purchase Amount in cash on the due date, the Company shall issue a promissory note with a maturity date not exceeding 36 months and pay interest thereon.

●

The Company has made certain representations and warranties with regard to indemnifications in conjunction with the funding activities of the Valley View and Grant County wind farms, including potential liabilities for Section 1603 Treasury Grant recapture or tax liabilities attributable to the period prior to the closing date.

Aside from these arrangements, we believe that there are no off-balance sheet arrangements between us and any other entity that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Variable Interest Entities

Generally accepted accounting principles require certain variable interest entities (“VIE”s) to be consolidated if a party with an ownership, contractual, or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE’s most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE’s assets, liabilities, and non-controlling interests at fair value and subsequently account for the VIE as if it were consolidated based on majority voting interest. Juhl Energy has determined that Valley View Transmission, LLC, a 10 MW wind farm that reached commercial operation in November 2011, is a VIE and that Juhl Energy is the primary beneficiary. The footnotes to our consolidated financial statements in our annual report on Form 10-K  provide our analysis and judgments with respect to whether or not the Company should consider consolidation of these VIE’s into our financial statements.

Item 3. QUANTITATIVE AND QUALITATIVE ANALYSIS ABOUT MARKET RISK

Not applicable.

Item 4. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Our management, with the participation of our Principal Executive Officer and our Principal Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of September 30, 2013. Based upon management’s evaluation, our Principal Executive Officer and our Principal Financial Officer concluded that, as of September 30, 2013, our disclosure controls and procedures were designed at a reasonable assurance level and were effective at a reasonable assurance level to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including our Principal Executive Officer and our Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal controls over financial reporting during the three-month period ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

PART II - OTHER INFORMATION

Item 1. LEGAL PROCEEDINGS

The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. While the ultimate outcome of these matters is not presently determinable, the company believes that the resolution of outstanding claims will not have a material adverse effect on the Company.  Due to the uncertainties in the settlement process, it is at least reasonably possible that management’s view of outcomes will change in the near term.

Item 1A. RISK FACTORS

Not applicable.

Item 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None.

Item 3. DEFAULTS UPON SENIOR SECURITIES.

None.

Item 4. MINE SAFETY DISCLOSURES.

None.

Item 5. OTHER INFORMATION.

a)	None
b)	None

Item 6. EXHIBITS

Exhibits required by Item 601 of Regulation S-K:

Incorporated by Reference Herein
Exhibit No.	Exhibit Description	Filed Here-with	Exhibit No.	Form/File No.	Filing Date

31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X

31.2	Certification of Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X

32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X

32.2	Certification of Principal Financial Officer Pursuant 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X

101.INS	XBRL Instance Document*	X

101.SCH	XBRL Taxonomy Extension Schema Document*	X

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document*	X

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document*	X

101.LAB	XBRL Taxonomy Extension Label Linkbase Document*	X

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document*	X

* Pursuant to Rule 406T of Regulation S-T, the interactive files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant caused duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

JUHL ENERGY, INC.
(Registrant)

Date: November 14, 2013
/s/ John Mitola
John Mitola
President